Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions, except ratios)	Year ended January 2, 2010	Year ended January 1, 2011	Year ended December 31, 2011	Year ended December 29, 2012	Year ended December 28, 2013
Fixed charges:
Interest expense	12.0	10.4	7.6	6.8	13.4
Portion of rental expense which represents interest factor (1)	21.5	23.1	27.7	33.1	39.1

Total fixed charges	33.5	33.5	35.3	39.9	52.5

Earnings available for fixed charges:
Pre-tax income	183.8	233.4	180.9	255.4	249.5
Add: Fixed charges	33.5	33.5	35.3	39.9	52.5

Total earnings available for fixed charges	217.3	266.9	216.2	295.3	302.0

Ratio of earnings to fixed charges	6.5	8.0	6.1	7.4	5.8

(1)	Represents an assumed interest factor of one-third of reported rent and removal of non-rent items.